Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

FINAL TRANSCRIPT

CME - Chicago Mercantile Exchange Holdings Inc. Merger & Acquisition Announcement

Event Date/Time: May. 11. 2007 / 8:30AM ET

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F I N A L   T R A N S C R I P T

May. 11. 2007 / 8:30AM, CME - Chicago Mercantile Exchange Holdings Inc. Merger & Acquisition Announcement

C O R P O R A T E   P A R T I C I P A N T S

John Peschier

CME - IR

Terry Duffy

CME - Executive Chairman

Craig Donohue

CME - CEO

Charlie Carey

CBOT - Chairman

Bernie Dan

CBOT - President & CEO

Jamie Parisi

CME - CFO

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Howard Chen

Credit Suisse - Analyst

Rich Repetto

Sandler O’Neill - Analyst

Mike Vinciquerra

BMO Capital Markets - Analyst

Niamh Alexander

CIBC - Analyst

Christopher Allen

Banc of America - Analyst

Scott Appleby

Deutsche Bank - Analyst

P R E S E N T A T I O N

Operator

Good morning, ladies and gentlemen, and welcome to the CME and CBOT analyst call. At this time, all parties are in a listen-only mode. Later we will conduct a question-and-answer session. Please note that this conference is being recorded. I would now like to turn it over to Mr. John Peschier. Sir, you may begin.

John Peschier - CME - IR

Thank you, and thank you everyone for joining us today on such short notice to discuss the revised merger agreement between CME and CBOT. To obtain a copy of our release and accompanying slides for this call, please go to the CME website under Investor Relations. This morning we will walk you through the revised terms and the strategic considerations related to the merger announcement, and then we will open up the call for your questions.

Before I turn this over to Terry Duffy, Executive Chairman of CME, I will read the Safe Harbor language. Statements made on this call or included on the accompanying slides that are not historical facts are forward-looking statements. These statements are not guarantees of future performance, and involve risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements.

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May. 11. 2007 / 8:30AM, CME - Chicago Mercantile Exchange Holdings Inc. Merger & Acquisition Announcement

More detailed information about factors that may affect our performance and risks related to the merger may be found in our press release for the merger and in our filings by the CME and the CBOT with the SEC, which are available on our respective websites. In addition, the information included in the accompanying slides relating to the ICE offer reflect the views of CME management. Additional information about this transaction will be available on CME.com and CBOT.com.

Now, I would like to turn the call over to Terry.

Terry Duffy - CME - Executive Chairman

Thank you, John, and let me just again, as John said, thank you all for joining us on such short notice this morning. With me today are Craig Donohue, the CME’s Chief Executive Officer; Jamie Parisi, CME’s Chief Financial Officer; Phupinder Gill, our President and Chief Operating Officer; along with our colleagues, Charlie Carey, the Chairman of the Board of the Chicago Board of Trade; Bernie Dan, the President and CEO of the Chicago Board of Trade; and Glen Johnson, the CFO of the Chicago Board of Trade.

First let me say that the board and management of both CME and CBOT see same tremendous value creation potential in the merger of our companies. We believe there is strong support for the combination from shareholders and members of both companies. We believe the revised terms provided in our amended agreement will make our already compelling transaction even more attractive. Since we announced the original agreement last October, both CME and CBOT have delivered strong financial performance and volume growth, underscoring the strategic rationale for bringing these two institutions together. We both look forward to completing this merger and realizing the full benefits for our customers and shareholders.

Beginning with slide 3, you can see the details of the transaction. CME has increased the exchange ratio to 0.3500. The transaction is now an all stock transaction with no cash election. CME and CBOT shareholders will hold approximately 65% and 35% of the combined company respectively.

Slide 4 lists the ways in which the CME/CBOT merger is clearly a superior combination to an ICE/CBOT merger, and creates significant value in the long run. First, we offer greater, immediate and long-term growth potential, driven by both our existing suite of complementary products and new opportunities to serve the large over-the-counter markets related to asset classes we currently trade.

Second, the revenue and cost synergies associated with our transaction are higher and more certain, and will be realized faster than any other potential transaction.

Third, our transaction has minimal execution risk due to the capacity and reliability of both our Globex trading platform and our clearing house. Lastly, we offer unparalleled benefits for members and customers of both the CME and the Chicago Board of Trade.

The next slide shows complementary products among CME and CBOT businesses. CME group will provide trading and clearing services across all major product categories, including interest rates along the entire U.S. interest rate yield curve. Equity derivatives, foreign exchange, agricultural commodities, energies, and metal.

Turning to slide 6, you can see volumes on the largest global derivatives exchanges. We expect competition to continue to intensify, and the firms with the largest scale and reach will be able to capitalize on the greatest number of opportunities.

At this point, I would like to turn the call over to Craig who will provide more details about our enhanced offer.

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F I N A L T R A N S C R I P T

May. 11. 2007 / 8:30AM, CME - Chicago Mercantile Exchange Holdings Inc. Merger & Acquisition Announcement

Craig Donohue - CME - CEO

Thank you, Terry. Through our CME/CBOT, merger we are poised to create a premier global exchange, to continue to develop innovative products, and to compete successfully in the international exchange space and participate in the growing OTC market. The more we explore the opportunities this merger creates, the more we see the tremendous potential for product innovation, technology enhancements, trading opportunities, and increased efficiencies. The significant benefits and enhanced synergies we expect to deliver as a result of this merger validate the increased exchange ratio.

After more than seven months of detailed integration planning, we have identified additional expected cost synergies of $25 million, bringing our total to at least $150 million as you can see from slide 7. We also have been able to quantify potential revenue and growth synergies of at least $75 million net of related expenses. We believe we have clearly superior synergy opportunities that are unmatched by ICE or any other exchange.

Furthermore, it is important to note that only with our deal will CBOT shareholders continue to benefit from the scale and lower cost of our efficient clearing platform. Based on our revised binding merger agreement, this deal is expected to be accretive to earnings of the combined company on a cash basis within 12 months, and on a GAAP basis within 12 to 18 months following close.

If you turn to slide 8, we have outlined the categories for revenue synergies. The bottom line is CME group will have the unique ability to more effectively expand volumes across the globes, across multiple asset classes, and to a large and diverse customer base. We have the world’s largest and most scalable platforms in both trade matching and clearing processing. Our combined company would have the broadest global distribution with trading access from more than 80 countries. And due to our products’ complementarities, we would be able to offer significant cross-selling opportunities in sizable markets.

Finally, product and technology innovation will continue to be a major focus and will be further enhanced by our merger. Together, we would provide new spread products, yield curve products, and enhanced trading functionalities that will facilitate additional trading opportunities for customers in our complementary products. Product innovation is the lifeblood of derivatives markets, and we continue to be — and will continue to be critically important as we face expanded and heightened competition from global exchanges and large OTC market participants.

Our merger significantly increases the growth potential of our core businesses due to increased efficiencies, broader reach, scalable platforms, and industry-leading technology. Slide 9 illustrates how the merger positions us for strength outside our core businesses. Our merger better positions us to bring the benefits of our industry-leading technology, our transparent market model, and our central counterparty clearing services to the much larger OTC market.

Many of our customers trade actively in both the OTC and exchange-traded markets, and they increasingly value the capabilities we bring. If you look at our existing CME and CBOT product areas, the next best substitute generally comes from the much larger cash and OTC markets. To take advantage of these opportunities, CME is making substantial investments and long-term commitments in the cash FX market and in the standardized interest rate swap market through FX market space and our swap stream subsidiary.

Together, CME and CBOT will have even greater opportunities to compete outside our core business in other segments of the OTC markets. The potential strength derived from a CME/CBOT combination has never been more critical than in today’s evolving derivatives marketplace. The completion of the NYSE Euronext transaction creates the first and largest cross-border stock and derivatives exchange. NYSE Euronext recently announced its intention to create a U.S. futures exchange, and potentially its own U.S. clearing house, positioning NYSE Group to become a more significant player in the derivatives world.

From a clearing perspective, ICE completed a transaction to take control up the NYBOT clearing house and to create an additional clearing house in Europe. And most recently, Deutsche Boerse has announced a merger agreement with ISE. We are operating

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F I N A L T R A N S C R I P T

May. 11. 2007 / 8:30AM, CME - Chicago Mercantile Exchange Holdings Inc. Merger & Acquisition Announcement

in an increasingly global market, and exchanges are increasingly employing a vertical market structure like ours. In fact, we estimate that 70% of all futures and futures options transactions executed globally are cleared on or through exchange owned or controlled clearing houses.

In terms of global reach, slide 10 displays the countries where we have established a presence. We believe our broad combined product suite, including foreign exchange, Eurodollars and treasuries, the most relevant U.S. equity benchmarks and significant commodities businesses are unmatched.

Moving on to slide 11, we also announced today that upon closing this transaction, we will commence a cash tender offer for up to $3.5 billion in common stock of the combined company, or approximately 12% of the combined company’s outstanding shares at a fixed price of $560 per share. This tender offer replaces the previously announced cash election of up to $3 billion in our original agreement.

The Company has received financing commitments for $2.5 billion from Lehman Brothers, which along with available cash balances will fund the tender offer. Our willingness to buy these shares represents our commitment to CME’s long-term value-creation opportunities, improves our capital structure while maintaining strong credit fundamentals, and returns cash to shareholders in a manner that is expected to be accretive to the combined company.

The next slide shows the transaction milestones we have achieved to date. First, we have executed an amended definitive merger agreement. We have set our shareholder votes for July 9th, and we continue to expect the deal to close in mid 2007.

On the operational side, we have spent the last seven months working very closely with the CBOT on the cost synergies and integration planning, and we have named the postmerger management team. In addition, we have accelerated the Globex and trading floor migration to the first half of 2008, and both of those target dates remain in place based upon our joint plans.

As for the Department of Justice review of our merger, we cannot speak for the DOJ, but we believe we are continuing to make very good progress. I want to note that we have achieved substantial compliance under the Hart-Scott-Rodino Act, and we are continuing to corporate fully and professionally with the DOJ staff.

Finally, and importantly, I want to highlight for your attention that we now expect to have certainty with respect to the outcome of the DOJ review prior to our shareholder and member meetings on July 9th.

In conclusion, we remain steadfastly committed to the completion of our valuable strategic merger, and we will continue to make the closing of this deal our absolute top priority. Now, let me turn the call over to Charlie who will provide some perspective from the CBOT side.

Charlie Carey - CBOT - Chairman

Thanks, Craig, and thank you, Terry. Good morning. I’m just going to make a few remarks, and then Bernie Dan will come on and say a few words as well. First of all, you all know that over the past weeks we have been conducting a thorough review of ICE and taking careful consideration of its proposal. We appreciated the opportunity to meet with ICE’s management and learn about their business. In addition, we carefully considered the revised proposal from the CME.

At the end of this process, the boards of CBOT holdings and the CBOT concluded that the amended proposal from the CME offered greater benefits overall for our shareholders and members. We took this process and ICE’s proposal very seriously, and the boards and our advisors carefully reviewed both the short and long-term value propositions of both of these proposals. A combination with the CME will transform global derivatives markets and create efficiencies for customers and members, while delivering significant benefits to shareholders.

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F I N A L T R A N S C R I P T

May. 11. 2007 / 8:30AM, CME - Chicago Mercantile Exchange Holdings Inc. Merger & Acquisition Announcement

In addition, given our common clearing arrangement with the CME and the CME’s Globex electronic platform, we believe a combination with CME presents significantly less integration risk than a combination with ICE. Now we look forward to the vote on July 9th and to closing this transaction as soon as we can after that date. Our board members, advisors and management worked tirelessly over the last two weeks to make sure we fully understood the benefits and challenges of a combination with ICE, and I greatly appreciate all their efforts.

I would also like to thank all of our shareholders and members for their patience as we went through this process during these past few weeks. With that, I will hand the call over to Bernie Dan.

Bernie Dan - CBOT - President & CEO

Thank you, Charlie. And again, thanks to Craig and Terry for walking you through the highlights of the revised agreement. I’d like to reiterate what Charlie said and thank our members and shareholders for their patience as we went through this process. We believe that this revised agreement with CME will result in a combination that will help us better respond to changes in our industry. As I have said many times, our environment is changing rapidly and all of us must anticipate those changes and be ready to adapt in order to compete on a global basis.

Our recent results show that the CBOT is thriving, and together with the CME, we believe that we will continue to maximize value in our organization. We truly believe that today’s announcement is in the best interest of our shareholders and our members, and will provide significant benefits to our market users.

You have seen, as Terry and Craig went through their slide deck, that together we have operational strengths and all of us are eager to move ahead with this merger. We look forward to speaking with you in the weeks ahead about the new CBOT and CME. Thank you again for your support during this process.

Terry will now finish up the prepared remarks, and then we will open up the call to questions. Terry.

Terry Duffy - CME - Executive Chairman

Thank you, Bernie, and thank you, everyone, joining us this morning. We would like to now open the call up to your questions. As I mentioned earlier, pleas focus your questions to today’s transaction. Thank you. We will now take your questions.

Q U E S T I O N S A N D A N S W E R S

Operator

(OPERATOR INSTRUCTIONS) On the line from Credit Suisse, Howard Chen.

Howard Chen - Credit Suisse - Analyst

Good morning, everyone. Congratulations and thanks for hosting the call this morning. I had a question for Bernie and Charlie. Can you just give us some of the color as you evaluated the new transactions with regards to maybe fleshing some of the numbers around the integration risk of how you saw the two proposals in front of you?

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F I N A L T R A N S C R I P T

May. 11. 2007 / 8:30AM, CME - Chicago Mercantile Exchange Holdings Inc. Merger & Acquisition Announcement

Bernie Dan - CBOT - President & CEO

Howard, it’s Bernie. I think I’ll make a couple of general comments. One, in accepting the revised agreement with CME over the unsolicited ICE proposal, our board considered a number of factors that were impacting both short and long-term value; integration and execution risk, long-term strategic fit, potential synergy value, and potential operating efficiencies. And those are kind of the four broad categories. The details — the full and precise details of all of these categories will be set forth in our proxy, and I think at this stage I think you should just wait for that.

Howard Chen - Credit Suisse - Analyst

Great. And then a second point on the CBOE exercise rights, was that also a part of how you evaluated the two proposals, Bernie? Can you give us any color there?

Bernie Dan - CBOT - President & CEO

No. We evaluated this proposal on the strategic merit relative to what was put forth on ICE, and that is really all that we considered in that regard.

Howard Chen - Credit Suisse - Analyst

Okay. And then two financial questions. One, how do you determine that $560 per share tender price?

Jamie Parisi - CME - CFO

Hi, Howard, this is Jamie. Howard, what we did, we looked at — we have internal models of the combined company. We looked at the average price for the CME and where we were trading for the first part of the year prior to the ICE proposal. We looked at the price that CME was trading at the day before the ICE proposal. And then in addition to that, when you look at the premium that’s being paid, it’s in line with tender offers of this type and size.

Bernie Dan - CBOT - President & CEO

Howard, this is Bernie. Just on the CBOE question, just to clarify. In the proxy we will include full details with respect to that consideration as well, okay?

Howard Chen - Credit Suisse - Analyst

Okay, great. And then final one, I didn’t see it this morning in the press release, but have you revised the breakup fee for the new terms?

Craig Donohue - CME - CEO

Yes, we have. It’s reflective of the new exchange ratio, Howard.

Howard Chen - Credit Suisse - Analyst

So if we just took the old exchange ratio divided by 240 –.

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F I N A L T R A N S C R I P T

May. 11. 2007 / 8:30AM, CME - Chicago Mercantile Exchange Holdings Inc. Merger & Acquisition Announcement

Craig Donohue - CME - CEO

Yes, the percentage has not changed.

Howard Chen - Credit Suisse - Analyst

Okay, great. Thank you.

Operator

From Sandler O’Neill, Rich Repetto.

Rich Repetto - Sandler O’Neill - Analyst

Good morning, guys. Craig, my first question, this is the first time you’ve been (inaudible) in a while with updated comments on the DOJ approval, and you’re saying substantially compliant what Hart-Scott-Rodino. Could you, I guess, give the color behind why you feel with certainty that the — you’ll get a DOJ ruling before July 9th? And then also sort of define substantial compliance in the Hart-Scott-Rodino.

Craig Donohue - CME - CEO

Yes, I’m not going to elaborate further on those topics, Rich. As you know and I think we’ve said many times, that we want to be respectful in mindful of the process that we’re going through with the DOJ. We are in a more advanced stage of the process and, therefore, did want to provide the additional clarity that we’ve discussed this morning. But beyond that, we are not prepared to make any further comments.

Rich Repetto - Sandler O’Neill - Analyst

Okay, so I guess I’m reading is just that your advanced stages in the talks would lead you to conclude that you’re going to get a ruling.

Craig Donohue - CME - CEO

Again, I’m not going to be more specific than that, but we’ve been clear that we expect to have a determination prior to the time of our shareholder votes on July 9th.

Rich Repetto - Sandler O’Neill - Analyst

Okay. And then I guess this would be for Craig and Bernie. The revenue synergies, I think everybody that follows either one of the companies believe there was more substantial revenue synergies than the original proposal. I guess the question would be, can you get any more specific in regards to now you are putting up a $75 million number? And I did look at the PowerPoint presentation. But can you get any more specific now that you are putting out that $75 million number?

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F I N A L T R A N S C R I P T

May. 11. 2007 / 8:30AM, CME - Chicago Mercantile Exchange Holdings Inc. Merger & Acquisition Announcement

Craig Donohue - CME - CEO

Well, I will comment on that. Bernie can add if he would like. I think we’ve tried to be reasonably clear in our slide where we think those sources of revenue and growth synergy come from. Primarily they’re the advantages of having our combined product sets on the same technology platform, certainly new product as well as functionality enhancements and innovations that we think we can take advantage of. And also, obviously, significant opportunities for expanding across our different customer bases on a global basis, as well as cross-selling our very complementary products.

Rich Repetto - Sandler O’Neill - Analyst

Okay. I will move on from there. I guess the last question is really for Charles and Bernie. And Bernie, when you talked about —the previous question about the different things you evaluated, you talked about seeing the strategic fit over the short and longer-term. I guess I’m trying to get a better understanding of how you balance the financial and the strategic, because without a cash offer, it’s still a moving — a much improved but still a moving target here. At what point — and you are clear in the release saying the revised offer. At what point does financial outweigh the strategic benefits here?

Bernie Dan - CBOT - President & CEO

Rich, just a few general comments. We are operating and competing in an increasingly global and competitive environment. And the combination of CBOT and CME, particularly with these revised terms of the merger agreement, allow us to capitalize on those growing trends within that industry immediately, postclosing. And that is a significant factor when you consider some of the competitive trends; things like asset class convergence, global participation, increased competitors, new entrants, and things of that nature.

So that is part of our consideration and deliberation at the board, was considering both the short-term and long-term value and looking out over the next couple of years of how to best position this combined organization to take advantage of those trends.

Rich Repetto - Sandler O’Neill - Analyst

I would follow up with a question, Bernie. I think we recognize that, a strong strategic fit, but at some point the financial — there’s got to be a financial balance.

Bernie Dan - CBOT - President & CEO

Rich, what you are not evaluating, I think, or maybe not as clear on is there is significant integration and execution risk to go onto a new platform. And when you match that together with some of the longer-term growth opportunities of the combined organization, we have to value both sides. So it is a focus on the monetary amount that you are focused on; it’s a focus on long-term growth opportunities of the combined company; it’s a focus on the competitive nature within the industry; and it’s also a focus on some of the integration and execution risks with the other proposal that we evaluated to capture those very same things.

Rich Repetto - Sandler O’Neill - Analyst

Okay, fair enough. Thank you.

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F I N A L T R A N S C R I P T

May. 11. 2007 / 8:30AM, CME - Chicago Mercantile Exchange Holdings Inc. Merger & Acquisition Announcement

Operator

From BMO Capital Markets, Mike Vinciquerra.

Mike Vinciquerra - BMO Capital Markets - Analyst

Good morning. Just to clarify, the ICE offer obviously still outstanding. There has been some speculation that they could obviously raise their offer. That would not in any way change the board’s recommendation, I presume, but the shareholders obviously could still vote with their shares on July 9th if they thought that offer was more attractive; is that right?

Charlie Carey - CBOT - Chairman

This is Charlie Carey. Yes, the shareholders will vote on July 9th. So, I mean, they are the ultimate judge.

Terry Duffy - CME - Executive Chairman

Just to add to Charlie’s comment, the board and their recommendation to both the CBOT shareholders and CBOT members in their business judgment evaluating all of these factors that I mentioned earlier from the prior question is what drove our recommendation. And as Charlie said, we are driving towards this July 9th vote with a strong unanimous board recommendation to approve this merger.

Mike Vinciquerra - BMO Capital Markets - Analyst

Very good. Okay, thank you. And I guess this is for Jamie, talking about the tender again. Do you foresee the debt becoming a permanent part of your capital base; in other words, trying to — because of your cash flow production being able to keep some financial leverage on there to improve your returns to equity holders?

Jamie Parisi - CME - CFO

Mike, what we’re going to do is look at that as it plays out, but I think we do generate a significant amount of cash flow, and the combined company in particular is going to have significant cash flow. In fact, if you look at the 2006 annual operating cash flows of both companies combined, it was about $540 million if you look at operating cash flow less CapEx. And in the first quarter of ‘07, it was over $200 million. So a lot of cash coming in, and what we would likely do is pay down that debt in relatively short order.

Mike Vinciquerra - BMO Capital Markets - Analyst

Thank you. And Craig, I guess you’ve answered this question kind of in the past. Board of Directors at 30 members, right size? I mean, do you see at some point that you could bring that down, or do you see a — are you used to having so many people kind of deciding the future of the exchange?

Craig Donohue - CME - CEO

Well, I think have highlighted in the past that in general terms, exchange boards have tended to be larger than many corporate board. It’s a model that we are very familiar with, a model that certainly worked well for us. I think you have also seen that in both the CME case as well as the Board of Trade case that over time, the size of the board has been reduced. But at this juncture, given the importance of the merger, our desire to have the combined expertise of the leadership of the two companies across all of the different markets and products that we offer, we think this is a very sensible structure. And we would expect, obviously, over the longer run that the size of the board will be decreased.

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May. 11. 2007 / 8:30AM, CME - Chicago Mercantile Exchange Holdings Inc. Merger & Acquisition Announcement

Mike Vinciquerra - BMO Capital Markets - Analyst

Okay, thank you very much. Congratulations.

Craig Donohue - CME - CEO

Thank you very much.

Operator

From CIBC we have Niamh Alexander.

Niamh Alexander - CIBC - Analyst

Good morning, thanks for taking my questions. Most of the questions I guess have been asked and answered. But if I could just understand a bit better on the process, because I know you’ve tried to explain to us about the strategic and the financial, but it’s somewhat qualitative. What about the process? Was there a revised ICE offer that you kind of then reviewed, or was it the ICE offer that we’re all kind of publicly aware of that was reviewed? And what is the next process if ICE did come in with a higher offer, what would the CBOT board be required to do in that situation?

Bernie Dan - CBOT - President & CEO

Just a couple of general comments. One is we led an extensive diligence of the ICE proposal, and as Charlie had mentioned worked diligently with ICE’s management and advisors on that proposal. Secondly, in our proxy it will include the detail of those discussions and what that process exactly was. And at this stage, I’m not going to focus on some of the specifics with respect to our ICE proposal or any consideration associated with that, but it will be full and complete details in the proxy.

Niamh Alexander - CIBC - Analyst

That helps so much, thanks. And then just going forward, if there was a situation where it did come in with a higher bid, could we have to go through the same situation again?

Bernie Dan - CBOT - President & CEO

It is not a comment or a question I’m going to answer today.

Niamh Alexander - CIBC - Analyst

Okay, I just wanted to understand the process, thanks. I guess the question on the timing of the revenue synergies, thanks for giving us more clarification on that. But have we any sense of potential timing on those?

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F I N A L T R A N S C R I P T

May. 11. 2007 / 8:30AM, CME - Chicago Mercantile Exchange Holdings Inc. Merger & Acquisition Announcement

Jamie Parisi - CME - CFO

This is Jamie. We think it will get to the full run rate within the two to three-year time period.

Niamh Alexander - CIBC - Analyst

Okay, that is great. Thanks for taking my questions.

Operator

From Banc of America, we have Christopher Allen.

Christopher Allen - Banc of America - Analyst

Congratulations. Most questions have been asked and answered. One thing I just wanted to ask about is over the last few months, we’ve heard some vocal comments from some of the larger FCMs and also the FIA making some comments about the deal and how it might not be — might be anticompetitive in the long run. I’m just wondering, where do you stand in terms of your discussions with the large FCMs and how they think about this deal right now?

Craig Donohue - CME - CEO

You know, I will take that. I think many of our large FCMs, in fact, are very supportive of the merger, and some of the comments that you’ve seen come out of the FIA do not necessarily reflect the views of the entire FIA membership. Many of our largest clearing member firms will benefit significantly in terms of reduced operational expenses and other efficiencies. We’ve actually quantified that. We expect that to be at least $70 million a year of separate cost savings that they will enjoy, and so we continue to work with our clearing member firms to help them understand the benefits of the merger.

Christopher Allen - Banc of America - Analyst

Great, thanks again. Congrats.

Operator

From Deutsche Bank, Scott Appleby.

Scott Appleby - Deutsche Bank - Analyst

Just a follow-up on the response from ICE. It’s a pretty quick question. When were they notified of your decision, and then what was their CEO’s response?

Craig Donohue - CME - CEO

Scott, I’m not going to comment on that in terms of timing or communications. Any other question?

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May. 11. 2007 / 8:30AM, CME - Chicago Mercantile Exchange Holdings Inc. Merger & Acquisition Announcement

Scott Appleby - Deutsche Bank - Analyst

No, I’m good, thanks.

Operator

At this time, we show no further questions.

Craig Donohue - CME - CEO

Thank you very much for joining us today. We are very excited to make today’s announcement, and we are very much looking forward to completing our transaction as soon as possible.

Operator

This concludes today’s conference. Thank you for joining. You may all disconnect at this time.

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